

02007665

SECURI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 01 2002
PROCESSING

SEC FILE NUMBER
8- 48407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

European Investors Corporate Finance, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue
(No. and Street)

New York	**New York**	**10021**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Olga Barba **(212) 644-0794**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Stuart Mackintosh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of European Investors Corporate Finance, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

FRANCES PARIBELLO
Notary Public, State of New York
No. 01PA5048063
Qualified in Westchester County
Commission Expires August 14, ~~1999~~ 2005

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

European Investors Corporate Finance, Inc.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

Year ended December 31, 2001
with Report of Independent Auditors

European Investors Corporate Finance, Inc.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

Statement of Financial Condition

Year ended December 31, 2001

Contents

Ernst & Young
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019
Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
European Investors Corporate Finance, Inc.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

We have audited the accompanying statement of financial condition of European Investors Corporate Finance, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of European Investors Corporate Finance, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 15, 2002

European Investors Corporate Finance, Inc.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 728,861
Accounts receivable	20,064
Prepaid income taxes	1,457
Security deposits and other assets	3,290
Total assets	$ 753,672
Liabilities and stockholder's equity	
Due to affiliates	$ 261,982
Total liabilities	261,982
Stockholder's equity:	
Common stock—$1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	49,000
Retained earnings	441,690
Total stockholder's equity	491,690
Total liabilities and stockholder's equity	$ 753,672

See notes to statement of financial condition.

European Investors Corporate Finance, Inc.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

Notes to Statement of Financial Condition

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

European Investors Corporate Finance, Inc. (the "Company") is a wholly-owned subsidiary of European Investors Holding Company, Inc. (the "Parent"). The Company is registered as a broker dealer with the National Association of Securities Dealers, Inc. ("NASD") and advises on the structuring, negotiation and implementation of mergers, acquisitions, sales and joint ventures to European and U.S. companies engaged in cross border transactions, and the private placement of securities in connection with U.S. real estate investments on behalf of its clients.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market investments with maturities of three months or less at date of acquisition.

Revenue Recognition

Management fee revenue is recorded as follows: Advisory fees are based upon contractual agreements; success fees accrue based on percentage of completion and are payable only upon final completion of the transaction.

Fair Value of Assets and Liabilities

The Company's financial instruments and other assets and liabilities are carried at fair value or amounts approximating fair value.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under SFAS No. 109 deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated federal, state and local income tax returns with the Parent. Tax benefits associated with net operating losses have been provided for on a separate company basis after taking into account the consolidated and combined federal, state and local taxable income.

2. Related Party Transactions

The Company shares office space with the Parent and other subsidiaries of the Parent. One of the other subsidiaries of the Parent pays all employment costs, occupancy costs and most other administrative expenses and then allocates these costs based upon the percentage of time that the employees spend supporting the Company. Operating results of the Company may be significantly different from those that would have been obtained if the entity were autonomous.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1 and has elected to compute its net capital requirement in accordance with the Aggregate Indebtedness Calculation Method. The Commission requirements also provide that equity capital may not be withdrawn if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of $416,764, which was $399,290 in excess of the amount required to be maintained at that date. The Company is exempt from the provisions of Commission Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(1) of that Rule, since the Company does not hold funds or securities of customers.

4. Concentrations of Risk

At December 31, 2001, the Company had approximately $628,861 of cash and cash equivalents on deposit with one financial institution, in excess of federally insured limits.

The Company had one client that accounted for all of its fee revenues for the year ended December 31, 2001.

5. Income Taxes

Prepaid income taxes of $1,457 represents amounts due from the Parent and affiliates for utilization of the Company's federal, state and local net operating losses, net of minimum state and local taxes due.